Filed pursuant to Rule 253(g)(2)

File No. 024-11479

APTERA MOTORS CORP.

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated August 10, 2021 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular and related supplement are available here:

https://www.sec.gov/Archives/edgar/data/1786471/000110465921102955/tm2124741-1_253g2.htm , and https://www.sec.gov/Archives/edgar/data/1786471/000110465922004144/tm222976d1_253g2.htm.

Additional information about the Company is available in its 2021 Semi-Annual Report filed on Form 1-SA, and 2022 Annual Report filed on Form 1-K available here:

https://www.sec.gov/Archives/edgar/data/1786471/000110465921119247/tm2128257d1_1sa.htm , and

https://www.sec.gov/Archives/edgar/data/1786471/000119312522136559/d303883dpartii.htm , and each is hereby incorporated by reference herein.

SUPPLEMENT DATED MAY 3, 2022

TO OFFERING CIRCULAR DATED AUGUST 10, 2021

In January 2022, Brian W. Snow join the Company as a director. Brian is currently the Managing General Partner in Impala Ventures, a venture capital firm focused on the disruptive commercial real estate technology sectors. He advises, mentors and invests in founders that he believes have the ability to build companies of scale and that are transforming the built environment. Brian is also Vice Chairman of Eden Technologies, the largest Workplace Management software platform purposely built for global occupiers of space. From 2011 to 2017, Brian was the Co-Founder and CEO of Pristine Environments, an Integrated Facility Management and Building Intelligence technology company.

For additional management changes, including the addition of a CFO; please see the information contained in our 2022 Annual Report on Form 1-K.